Cadbury plc (the “Company”)
Announcement of transactions in ordinary shares of 10p each by Persons Discharging Managerial
Responsibility (“PDMR”)

The Company was notified on 13 October 2009 that, on 12 October 2009, the following PDMRs acquired ordinary shares in the capital of the Company at a price of £7.85 per share through participation in the Company’s all-employee share incentive plan.

Stefan Bomhard Chris Van Steenbergen	16 shares 16 shares

This announcement is made following notifications under Disclosure and Transparency Rule 3.1.4.

The transactions were carried out in London.

Contact:

J M Mills
Director of Group Secretariat
Tel: 01895 615176

13 October 2009